Mail Stop 4561

July 27, 2006

By U.S. Mail and Facsimile (214) 855-4300

Cary M. Grossman
President and Chief Executive Officer
Coastal Bancshares Acquisition Corp.
9821 Katy Freeway
Suite 500
Houston, Texas 77024

Re: Coastal Bancshares Acquisition Corp.
        Amendment No. 1 to Proxy Statement on Schedule 14A
        Filed June 23, 2006
        File No. 0-51155

Dear Mr. Grossman:

        We have reviewed your amended proxy statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Prospectus Cover Page

1.   Confirm that your cover page does not, or will not, exceed the one page limit imposed by Item 501(a) of Regulation S-B. We note that currently it is two pages.

Forward-looking Statements, page 59

2.   We note your response to our prior comment 19. It is not clear, however, what is meant
        in your revised disclosure regarding the "safe harbor" provisions of Section 27A(a) of the
        Securities Act. That section has to do with the applicability of the safe harbor, and states,
        in relevant part, that the safe harbor does not apply to an issuer that is not subject to the
        reporting requirements of section 13(a) or 15(d) of the Exchange Act. Since
        Intercontinental is not currently a reporting company, the safe harbor does not apply.
        Please revise accordingly.

Proforma Consolidated Statement of Operations – Assuming Maximum conversions, page 39

3.   Please revise your assumptions for note f of this table, and for all other relevant tables
        and to clearly disclose how the foregone interest income was calculated. Additionally,
        please explain why you use a different methodology for calculating the foregone interest
        income for the equivalent pro forma data for the annual period ended December 31, 2005
        and the three month period ended March 31, 2006.

Background of the Merger, page 66

4.   We reference prior comment 21 and your response that SAMCO discussed two potential
        target companies with Coastal. Please disclose this fact in the document and whether
        Coastal submitted proposals for acquisition to those targets. Clarify the reasons for
        choosing Intercontinental.

Opinion of Financial Advisor to Coastal, page 69

5.   Please revise the discussion of the discount and capitalization rates beginning on page 71
        to clarify how this analysis relates to the discussion of the two approaches to valuation
        beginning on page 73.

Information about Intercontinental, page 100

General

6.   Please refer to our previous comments 44 and 45. We could not locate revisions
        responsive to our comments. Please revise or advise.

Products and Services, page 100

7.   Please revise to reconcile the table of foreign loan maturities as of March 31, 2006 at the
        bottom of page 101 to the detail of loans outstanding included above on the same page.
        Additionally, for each maturity table, please clarify what the percentages relate to.

Salaries and Wages, page 127

8.   We note your response to our previous comment 42. Please revise to disclose, here and in your financial statements, the amount of prior period amounts of fees paid to loan and deposit referral sources and where these items are recorded in your financial statements. Alternatively, reclassify the prior period amounts to conform to the current period presentation. Refer to paragraph 4 of Chapter 2A of ARB 43.

Financial Statements

Coastal Bancshares Acquisition Corp.

Income Statement, page F-4

9.   Paragraph 18 of EITF Topic D-98 states that increases or decreases in the carrying amount of redeemable common stock shall reduce or increase income applicable to common stockholders in the calculation of earnings per share. Please tell us how you considered the provisions of paragraph 18 of EITF Topic D-98 in your determination of earnings per share.

Statement of Cash Flows, page F-6

10.   Please refer to our previous comment 48. In your disclosure in note 4, you state that treasury securities are classified as trading securities and that changes in the fair value are recognized currently in earnings. In your statement of cash flows, you have reported purchases of these securities as investing activities. Please reclassify these cash flows here, and on page F-15 to the operating activities section of your Statement of Cash Flows in accordance with paragraph 8 of SFAS 102.

5. Deferred Compensation, page F-11

11.   Please revise your disclosure to state the specific time period over which you are amortizing the restricted shares and disclose your basis for why this amortization period is appropriate. Additionally, clarify if you will accelerate the recognition of compensation expense if the business consummation does not occur in exactly 18 months and disclose the basis for your conclusion.

Intercontinental Bank Shares Corporation and Subsidiaries

Consolidated Statements of Cash Flows, page F-24

12.   We note your response to our previous comment 49. It remains unclear as to why you have classified the purchase and sales of deposit accounts as an investing activity instead of a financing activity. Please revise to disclose the business purpose for the purchase

and sale of the deposit accounts and why the correct classification of these cash flows is investing.

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<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463, or Paul Cline, Senior Accountant, at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3448 with any other questions.

Sincerely,

Jessica Livingston
Senior Attorney

cc: (by fax)
        Monica Knake, Esq.
        Jenkens & Gilchrist